Exhibit 99.2

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Re:	Harvest Operations Corp.
Notice Pursuant to NI 51 – 102 of Change of Auditor

We have read the Change of Auditor Notice of Harvest Energy Corp. dated August 16, 2011 and are in agreement with the statements contained in such Notice.

Yours very truly

Chartered Accountants

Calgary, Canada
August 22, 2011

cc Ernst & Young LLP